EXHIBIT 12
NATIONAL FUEL GAS COMPANY
COMPUTATION OF RATIO OF
EARNINGS TO FIXED CHARGES
UNAUDITED

		Fiscal Year Ended September 30,
	For the Twelve
	Months Ended
	June 30, 2007	2006	2005	2004	2003
EARNINGS:

Income from Continuing Operations	$181,733	$138,091	$153,515	$154,265	$181,067
Plus Income Tax Expense	117,328	76,086	92,978	94,590	124,150
Less Investment Tax Credit (1)	(697)	(697)	(697)	(697)	(693)
(Less Income) Plus Loss from Unconsolidated Subsidiaries (3)	(4,483)	(3,583)	796	(805)	(535)
Plus Distributions from Unconsolidated Subsidiaries	1,613	4,651	1,990	785	1,238
Plus Interest Expense on Long-Term Debt	70,284	72,629	73,244	82,989	91,381
Plus Other Interest Expense	6,564	5,952	9,069	6,763	11,196
Less Amortization of Loss on Reacquired Debt	(1,103)	(1,118)	(1,066)	(1,350)	(2,078)
Plus (Less) Allowance for Borrowed Funds Used in Construction	289	296	201	298	(102)
Plus Rentals (2)	2,613	2,810	3,554	4,286	4,573

	$374,141	$295,117	$333,584	$341,124	$410,197

FIXED CHARGES:

Interest & Amortization of Premium and Discount of Funded Debt	$70,284	$72,629	$73,244	$82,989	$91,381
Plus Other Interest Expense	6,564	5,952	9,069	6,763	11,196
Less Amortization of Loss on Reacquired Debt	(1,103)	(1,118)	(1,066)	(1,350)	(2,078)
Plus (Less) Allowance for Borrowed Funds Used in Construction	289	296	201	298	(102)
Plus Rentals (2)	2,613	2,810	3,554	4,286	4,573

	$78,647	$80,569	$85,002	$92,986	$104,970

RATIO OF EARNINGS TO FIXED CHARGES	4.76	3.66	3.92	3.67	3.91

(1)	Investment Tax Credit is included in Other Income

(2)	Rentals shown above represent the portion of all rentals (other than delay rentals) deemed representative of the interest factor.

(3)	Fiscal 2005 includes the Impairment of Investment in Partnership of $4,158.